Exhibit 99.2

Focus Media Reports Fourth Quarter and Full Year 2010 Results

SHANGHAI, China, March 8, 2011 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home lifestyle community digital media group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Highlights for Fourth Quarter 2010:

● Total net revenue for the fourth quarter of 2010 was $159.7 million, of which

● Aggregate net revenue from the LCD display network (including the movie theater network), in-store network and poster frame network was $146.7 million, which exceeded by approximately 12% the mid-point of the Company’s guidance range of $130-132 million. This represented an increase of 14% from $128.4 million for the third quarter of 2010 and an increase of 45% from $100.9 million for the fourth quarter of 2009; and

● Net revenue from the traditional outdoor billboard network for the fourth quarter of 2010 was $13.0 million, which exceeded by approximately 24% the mid-point of the guidance range of $10-11 million. This represented an increase of 46% from $8.9 million for the third quarter of 2010 and an increase of 30% from $10.0 million for the fourth quarter of 2009.

● GAAP net income attributable to Focus Media was $47.2 million, compared to $112.7 million for the third quarter of 2010 (which included one-off income of $79.0 million resulting from the sale of our Internet business) and GAAP net loss of $57.0 million for the fourth quarter of 2009.

● Non-GAAP net income attributable to Focus Media for the fourth quarter of 2010 was $58.5 million, also exceeding the mid-point of the Company’s guidance range of $52-$53 million by 11%, representing an increase of 13% from non-GAAP net income attributable to Focus Media of $51.8 million for the third quarter of 2010 and an increase of 72% from $34.1 million for the fourth quarter of 2009. Please see the below sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS was $0.33, compared to $0.76 per fully diluted ADS for the third quarter of 2010 and a loss of $0.42 per ADS in the fourth quarter of 2009.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS was $0.41, representing an increase of 17% from $0.35 per fully diluted ADS for the third quarter of 2010 and an increase of 71% from $0.24 per fully diluted ADS for the fourth quarter of 2009.

Highlights for Full Year 2010:

● Total net revenue for full year 2010 was $516.3 million, of which

● Aggregate net revenue from the LCD display network (including the movie theater network), in-store network and poster frame network was $475.4 million, representing an increase of 37% from $347.5 million for full year 2009 ; and

● Net revenue from the traditional outdoor billboard network for full year 2010 was $40.9 million.

● GAAP net income attributable to Focus Media was $184.3 million, compared to GAAP net loss of $213.3 million for full year 2009.

● Non-GAAP net income attributable to Focus Media for full year 2010 was $177.8 million, doubling from $88.7 million for full year 2009. Please see the below sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS for full year 2010 was $1.26, compared to a net loss of $1.64 per ADS for full year 2009.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS for full year 2010 was $1.21, an 81% increase from $0.67 per fully diluted ADS for full year 2009.

Highlights for Balance Sheet and Cash Flow Results of Fourth Quarter and Full Year 2010:

● Cash, cash equivalents and investments in held-to-maturity debt securities was $592.0 million as of December 31, 2010, increased by 19% from $499.4 million as of September 30, 2010.

● Net accounts receivable for the LCD display network (including the movie theater network), in-store network and poster frame network was $144.6 million as of December 31, 2010, a decrease of 6% from $153.6 million as of September 30, 2010. Days sales outstanding on a rolling basis was 85 days in the fourth quarter of 2010 versus 92 days for the third quarter of 2010.

● Net cash inflow from operating activities in the fourth quarter of 2010 and full year of 2010 were $108.0 million and $185.2 million, respectively, representing a 49% increase from $72.3 million for the fourth quarter of 2009, and a 15% increase from $160.7 million for full year 2009.

● Net cash inflow from operating activities for the fourth quarter of 2010, after deducting the purchase of equipment and subsidiaries was $87.0 million, representing an increase of 67% from $52.0 million for the fourth quarter of 2009. Net cash inflow from operating activities for full year 2010, after deducting the purchase of equipment and subsidiaries was $126.3 million, representing an increase of 119% from $57.7 million for full year 2009.

● Capital expenditures were $7.1 million and $18.7 million respectively for the fourth quarter and full year of 2010, mostly attributable to high-definition upgrade in tier-1 cities and expansion in lower tier cities.

● Purchase of subsidiaries paid in the fourth quarter and full year of 2010 were $13.9 million and $40.2 million, respectively, primarily attributable to the poster frame network. Of the total $40.2 million payments for purchase of subsidiaries related to historical acquisitions for full year of 2010, the cumulative earn-out payments was $36.9 million.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “2010 was a year of strong and robust growth through refocusing on our core businesses. We continue to see exciting opportunities ahead of us in 2011. The operating momentum continued to be strong as we step into 2011. Our core business’s value proposition to advertisers is gaining momentum as the strength and effectiveness of our core business is becoming increasingly recognized by advertisers. Meanwhile, we believe the aggressive ad price hikes of traditional TV broadcasters have presented exciting growth opportunities to us. We have seen meaningful increases in spending on our network by existing customers as well as strong momentum in new customers additions. Our focus in 2011 will continue to be augmenting our core business and improving our value propositions to advertisers by: 1) Enabling interactivity of our core media resources; 2) Restructuring of our 1st and 2nd tier cities networks A and B to create more network capacity resources; 3) Expanding our 3rd and 4th tier cities network so as to increase our utilization rates in those cities.”

Kit Low, the Company Chief Financial Officer added, “We ended 2010 on a very strong note. Not only did we register strong revenue momentum in the fourth quarter of 2010, we also achieved very strong cashflow momentum. In the fourth quarter of 2010, the Company achieved aggregate net revenue year-on-year growth in our LCD display (including the movie theater network), in-store and poster frame business of 45%, and quarter-on-quarter growth of 14%. GAAP net income attributable to Focus Media and Non-GAAP net income attributable to Focus Media for the fourth quarter of 2010 was $47.2 million and $58.5 million, respectively. In the fourth quarter of 2010, the Company generated a net cash inflow from operating activities after deducting the purchase of equipment and subsidiaries (including earn-out payments) of $87.0 million. As a result, for the year 2010 the Company achieved: 1) Cumulative net cash inflow from operating activities, after deducting the purchase of equipment and subsidiaries, of $126.3 million versus $57.7 million in 2009; 2) A Non-GAAP Return on Tangible Equity of 24% versus 13% in 2009 (note); and 3) An increase of about 500 new customer accounts, bringing our total number of customer accounts to about 4,350. We will continue our operating and financial discipline in growing cash flow and improving our Return on Tangible Equity in 2011.”

Note: Non-GAAP Return on Tangible Equity represents Non-GAAP net income attributable to Focus Media divided by total shareholders’ equity minus goodwill and net acquired intangible assets.

Fourth Quarter 2010 financial results

Advertising net revenue from the LCD display network (including the movie theatre network) was $97.3 million for the fourth quarter of 2010, representing an increase of 12% from $86.8 million for the third quarter of 2010 and an increase of 46% from $66.7 million for the fourth quarter of 2009.

Advertising net revenue from the poster frame network was $39.6 million for the fourth quarter of 2010, representing an increase of 23% from $32.2 million for the third quarter of 2010 and an increase of 48% from $26.8 million for the fourth quarter of 2009.

Advertising net revenue from the in-store network was $9.8 million for the fourth quarter of 2010, representing an increase of 4% from $9.4 million for the third quarter of 2010 and an increase of 32% from $7.4 million for the fourth quarter of 2009.

As of December 31, 2010, the total installed base of LCD displays in our LCD display network was 164,575 nationwide, including 157,916 displays through our directly owned networks, and 6,659 displays through our regional distributors, as compared to total LCD displays of 149,913 as of September 30, 2010. The total number of non-digital frames available for sale in our poster frame network was 300,012 as of December 31, 2010, as compared to 276,504 as of September 30, 2010. In addition, as of December 31, 2010, we had 35,810 digital frames installed in our poster frame network, as compared to 35,983 as of September 30, 2010 due to optimization of our network. The total number of displays installed in our in-store network was 48,179 as of December 31, 2010, as compared to 45,613 as of September 30, 2010.

Advertising net revenue from the traditional outdoor billboard network was $13.0 million for the fourth quarter of 2010, representing an increase of 46% from $8.9 million for the third quarter of 2010 and an increase of 30% from $10.0 million for the fourth quarter of 2009.

Non-GAAP gross profit from the LCD display network (including the movie theatre network) for the fourth quarter of 2010 was $74.4 million, representing an increase of 13% from $65.6 million for the third quarter of 2010 and an increase of 46% from $51.1 million for the fourth quarter of 2009.

Non-GAAP gross profit from the poster frame network for the fourth quarter of 2010 was $16.5 million, representing an increase of 35% from $12.2 million for the third quarter of 2010, and an increase of 53% from $10.8 million for the fourth quarter of 2009.

Non-GAAP gross profit from the in-store network for the fourth quarter of 2010 was $3.7 million, representing an increase of 9% from $3.4 million for the third quarter of 2010 and a decrease of 26% from $5.0 million for the fourth quarter of 2009 due to the Company’s settling of a rental dispute and releasing the corresponding rental liabilities accrued in the previous periods amounting to $3.1 million in the fourth quarter of 2009.

Non-GAAP gross profit from the traditional outdoor billboard network for the fourth quarter of 2010 was $3.5 million, representing a 52% increase from $2.3 million for the third quarter of 2010 and a 75% increase from $2.0 million for the fourth quarter of 2009, respectively.

Non-GAAP operating expense for the fourth quarter of 2010 was $32.7 million, an increase of 2% from $32.2 million for the third quarter of 2010 and an increase of 7% from $30.6 million for the fourth quarter of 2009.

Net cash provided by operating activities for the fourth quarter of 2010 was $108.0 million, more than tripled from $34.2 million for the third quarter of 2010.

Net cash used in investing activities for the fourth quarter of 2010 was $42.3 million. In the fourth quarter of 2010, the Company incurred capital expenditures of $7.1 million, subsidiary acquisition payments of $13.9 million and invested $21.5 million in held-to-maturity debt securities.

Business Outlook for First Quarter 2011

The Company provides the following guidance with respect to the first quarter ending March 31, 2011:

Net revenues for the core business (inclusive of the LCD display network and other, the in-store network and the poster frame network) are expected to be in the range of $122-$124 million, the mid-point of which would represent year-on-year growth of 40% and quarter on quarter decline of 16% (due to seasonality). Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $10 — $11 million. The Company’s non-GAAP net income is expected to be in the range of $36-$38 million. The Company estimates the weighted average fully diluted ADS count for the quarter at 143 million, assuming no further share repurchases during the quarter.

Based on the existing business outlook, the Company expects earn-out payments remaining in 2011, spilled over from the fourth quarter of 2010, to be no more than $1.6 million.

Announced Share Repurchase Program

On August 3, 2010, Focus Media announced its intention to increase the size of its previously announced share repurchase program from $200 million to $300 million and to extend the termination date of the repurchase plan to June 2011 from February 2011. As of March 8, 2011, the Company has cumulatively spent $240 million in share repurchases.

Disposal of 49% Interest in Traditional Outdoor Billboard Division

The Company has entered into a definitive equity transfer agreement (the “Agreement”) with GBL III Limited, an entity controlled by Goldman Sachs and entities (the “Management Entities”) controlled by certain employees, directors and management members of Focus Media and Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”), the outdoor media subsidiary of Focus Media. Under the terms of the Agreement, Goldman Sachs will acquire a 30% equity interest in OOH from Focus Media for US$21 million, and the Management Entities will purchase an aggregate 19% equity interest in OOH from Focus Media for US$13.3 million.  GBL III Limited will extend a loan to the Management Entities under certain loan documents to be entered into between GBL III Limited and the Management Entities.  The board of directors of the Company has approved these transactions. Upon completion of these transactions, Focus Media will hold a 51% indirect equity interest in OOH. This is part of our continued effort to divest non-core business. We believe partial stake disposal affords Focus Media to recoup a majority of the investments in OOH while retaining upside potential in the business.

 Focus Media, GBL III Limited and the Management Entities will also enter into an equity holders’ agreement, pursuant to which GBL III Limited will be entitled to nominate one designee to OOH’s board of directors following completion of the transaction. The closing of the transaction is subject to customary closing conditions, including receiving certain PRC government approvals.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of December 31, 2010, which was $1 to RMB 6.6227. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the fourth of 2010, which was $1 to RMB 6.6474. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of equity and comprehensive income (loss).

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted Earnings per ADR, all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from disposal of previously acquired subsidiaries and equity affiliates, impairment charges of long-lived assets and goodwill, write-off of receivables from ex-shareholders of disposed business, settlement of disputed liabilities in previously disposed wireless business, impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform, charges from expensing IPO expenditures as a result of termination of the IPO process of Allyes and the profit from the disposal of the internet business. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter, mostly including Share-based compensation, amortization of acquired intangible assets, profit or loss from disposal of previously acquired subsidiaries and impairment charges. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended December 31, 2010
	GAAP	(1)	(2)	Non- GAAP
Gross Profit
LCD display and other:	73,188	129	1,098	74,415
-LCD display network	73,000	129	1,082	74,211
-Movie theater network	188	—	16	204
Poster frame network	14,558	—	1,965	16,523
In-store network	3,745	—	—	3,745
Traditional outdoor billboard network	3,080	—	439	3,519

Total Gross Profit	94,571	129	3,502	98,202

General and administrative	16,763	(6,056)	—	10,707
Selling and marketing	29,927	(610)	(1,046)	28,271
Other operating expenses (income), net	(6,296)	—	—	(6,296)

Total operating expense	40,394	(6,666)	(1,046)	32,682

Operating profit from continuing operations	54,177	6,795	4,548	65,520
Profit before tax from continuing operations	55,989	6,795	4,548	67,332
Net profit from continuing operations	47,258	6,795	4,548	58,601
Net profit from discontinued operations	—	—	—	—
Net income attributable to Focus Media	47,154	6,795	4,548	58,497

Basic net income from continuing operations per ADS	0.35			0.43
Diluted net income from continuing operations per ADS	0.33			0.41
Basic net income from discontinued operations per ADS	—			—
Diluted net income from discontinued operations per ADS	—			—
Basic net income attributable to Focus Media per ADS	0.35			0.43
Diluted net income attributable to Focus Media per ADS	0.33			0.41

ADS used in calculating basic income per ADS	135,679,003			135,679,003

ADS used in calculating diluted income per ADS	141,661,330			141,661,330

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.

	Three months ended September 30, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP
Gross Profit
LCD display and other:	64,225	286	1,105		—	65,616
-LCD display network	63,875	286	1,090	—	—	65,251
-Movie theater network	350	—	15	—	—	365
Poster frame network	10,557	—	1,668		—	12,225
In-store network	3,411	—	—		—	3,411
Traditional outdoor billboard network	1,872	—	431		—	2,303

Total Gross Profit	80,065	286	3,204		—	83,555

General and administrative	24,942	(11,526)	—		—	13,416
Selling and marketing	24,474	(1,257)	(1,036)		—	22,181
Other operating expenses (income), net	(2,699)	—	—		(733)	(3,432)

Total operating expense	46,717	(12,783)	(1,036)		(733)	32,165

Operating profit from continuing operations	33,348	13,069	4,240		733	51,390
Profit before tax from continuing operations	36,015	13,069	4,240		733	54,057
Net profit from continuing operations	33,454	13,069	4,240	—	733	51,496
Net profit from discontinued operations	79,341	—	22	(79,000)	—	363
Net income attributable to Focus Media	112,737	13,069	4,262	(79,000)	733	51,801

Basic net income from continuing operations per ADS	0.24					0.36
Diluted net income from continuing operations per ADS	0.23					0.35
Basic net income from discontinued operations per ADS	0.56					0.00
Diluted net income from discontinued operations per ADS	0.54					0.00
Basic net income attributable to Focus Media per ADS	0.79					0.36
Diluted net income attributable to Focus Media per ADS	0.76					0.35

ADS used in calculating basic income per ADS	141,944,371					141,944,371

ADS used in calculating diluted income per ADS	147,490,755					147,490,755

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Profit from disposal of the internet business.
(4). Loss from disposal of previously acquired subsidiaries, all attributable to poster frame business.

	Three months ended December 31, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	(6)	Non- GAAP
Gross Profit
LCD display network and other:	49,938	285	854	—	—	—	—	51,077
-LCD display network	49,498	285	839	—	—	—	—	50,622
-Movie theater network	440	—	15	—	—	—	—	455
Poster frame network	9,148	—	1,646	—	—	—	—	10,794
In-store network	5,001	—	—	—	—	—	—	5,001
Traditional outdoor billboard network	1,607	—	427	—	—	—	—	2,034

Total Gross Profit	65,694	285	2,927	—	—	—	—	68,906

General and administrative	32,362	(16,852)	—	—	—	—	—	15,510
Selling and marketing	19,138	(1,457)	(1,017)	—	—	—	—	16,664
Impairment loss	14,027	—	—	—	(14,027)	—	—	—
Other operating expenses (income), net	(1,410)	—	—	—	—	(2,194)	2,067	(1,537)

Total operating expense	64,117	(18,309)	(1,017)	—	(14,027)	(2,194)	2,067	30,637

Operating profit from continuing operations	1,577	18,594	3,944	—	14,027	2,194	(2,067)	38,269
Profit before tax from continuing operations	2,914	18,594	3,944	—	14,027	2,194	(2,067)	39,606
Net profit (loss) from continuing operations	(3,129)	18,594	3,944	—	14,027	2,194	(2,067)	33,563
Net profit (loss) from discontinued operations	(53,541)	20,446	728	31,103	—	2,158	—	894
Net income attributable to Focus Media	(56,994)	39,040	4,672	31,103	14,027	4,352	(2,067)	34,133

Basic net income (loss) from continuing operations per ADS	(0.02)							0.25
Diluted net income (loss) from continuing operations per ADS	(0.02)							0.24
Basic net income (loss) from discontinued operations per ADS	(0.40)							0.01
Diluted net income (loss) from discontinued operations per ADS	(0.40)							0.01
Basic net income (loss) attributable to Focus Media per ADS	(0.42)							0.25
Diluted net income (loss) attributable to Focus Media per ADS	(0.42)							0.24
ADS used in calculating basic income per ADS	134,562,342							134,562,342

ADS used in calculating diluted income per ADS	134,562,342							142,087,749

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from impairment and disposal of previously acquired subsidiaries, all attributable to internet business.
(4). Impairment charges of goodwill.
(5). Write-off of receivables from ex-shareholders of disposed business.

(6).Settlement of disputed liabilities in previously disposed wireless business.	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except percentages, share and per-share data) (Unaudited) Twelve months ended December 31, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP

Gross Profit
LCD display network and other:	234,375	977	4,094	—	—	239,446
-LCD display network	230,129	977	4,032	—	—	235,138
-Movie theater network	4,246	—	62	—	—	4,308
Poster frame network	37,406	—	6,905	—	—	44,311
In-store network	14,345	—	—	—	—	14,345
Traditional outdoor billboard network	8,499	—	1,725	—	—	10,224

Total Gross Profit	294,625	977	12,724	—	—	308,326

General and administrative	79,760	(40,272)	—	—	—	39,488
Selling and marketing	103,722	(4,343)	(4,116)	—	—	95,263
Impairment loss	5,736	—	—	(5,736)	—	—
Other operating (income), net	(14,144)	—	—	—	(2,257)	(16,401)

Total operating expense	175,074	(44,615)	(4,116)	(5,736)	(2,257)	118,350

Operating profit from continuing operations	119,551	45,592	16,840	5,736	2,257	189,976
Profit before tax from continuing operations	125,523	45,592	16,840	5,736	3,545	197,236
Net profit from continuing operations	103,093	45,592	16,840	5,736	3,545	174,806
Net profit from discontinued operations	83,172	—	766	—	(79,000)	4,938
Net income attributable to Focus Media	184,274	45,592	17,606	5,736	(75,455)	177,753

Basic net income (loss) from continuing operations per ADS	0.73					1.23
Diluted net income (loss) from continuing operations per ADS	0.70					1.19
Basic net income (loss) from discontinued operations per ADS	0.59					0.03
Diluted net income (loss) from discontinued operations per ADS	0.57					0.03
Basic net income (loss) attributable to Focus Media per ADS	1.30					1.26
Diluted net income (loss) attributable to Focus Media per ADS	1.26					1.21

ADS used in calculating basic income per ADS	141,569,314					141,569,314

ADS used in calculating diluted income per ADS	146,331,673					146,331,673

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill.
(4). Profit from disposal of previously acquired business, including $79M profit from internet disposal and $3.5M loss from the write-off of certain assets of previously acquired subsidiaries.

	Twelve months ended December 31, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	Non- GAAP
Gross Profit
LCD display network and other:	135,415	1,504	4,508	—	3,168	9,462	—	—	—	154,057
-LCD display network	133,042	1,504	4,447	—	3,168	9,462	—	—	—	151,623
-Movie theater network	2,373	—	61	—	—	—	—	—	—	2,434
Poster frame network	3,561	—	6,778	—	—	26,983	—	—	—	37,322
In-store network	6,176	—	15	—	—	516	—	—	—	6,707
Traditional outdoor billboard network	10,938	—	2,982	—	562	—	—	—	—	14,482

Total Gross Profit	156,090	1,504	14,283	—	3,730	36,961	—	—	—	212,568

General and administrative	88,833	(30,065)	—	—	—	—	—	—	—	58,768
Selling and marketing	79,787	(14,617)	(4,665)	—	(247)	—	—	—	—	60,258
Impairment loss	65,274	—	—	—	(65,274)	—	—	—	—	—
Other operating (income), net	13,641	—	—	(17,861)	—	(1,872)	(4,722)	—	2,067	(8,747)

Total operating Expense	247,535	(44,682)	(4,665)	(17,861)	(65,521)	(1,872)	(4,722)	—	2,067	110,279

Operating (loss) profit from continuing operations	(91,445)	46,186	18,948	17,861	69,251	38,833	4,722	—	(2,067)	102,289
Profit (loss) before tax from continuing operations	(86,499)	46,186	18,948	17,861	69,251	38,833	4,722	—	(2,067)	107,235
Net profit (loss) from continuing operations	(95,275)	46,186	18,948	17,861	69,251	29,593	4,722	—	(2,067)	89,219
Net profit (loss) from discontinued operations	(114,459)	20,317	8,331	40,398	43,794	—	2,158	2,466	—	3,005
Net income (loss) attributable to Focus Media	(213,258)	66,503	27,279	58,259	113,045	29,593	6,880	2,466	(2,067)	88,700

Basic net income (loss) from continuing operations per ADS	(0.73)									0.69
Diluted net income (loss) from continuing operations per ADS	(0.73)									0.68
Basic net income (loss) from discontinued operations per ADS	(0.88)									0.02
Diluted net income (loss) from discontinued operations per ADS	(0.88)									0.02
Basic net income (loss) attributable to Focus Media per ADS	(1.64)									0.68
Diluted net income (loss) attributable to Focus Media per ADS	(1.64)									0.67

ADS used in calculating basic income per ADS	129,735,639									129,735,639

ADS used in calculating diluted income per ADS	129,735,639									131,603,438

(1). Share-based compensation
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries, of which loss from disposal of subsidiaries was $4.9 million, loss from partial disposal of equity interests in subsidiaries was $14.9 million and loss from impairment of certain other assets was $7.3 million.
(4). Impairment charges of goodwill and other long-lived assets.
(5). Impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform.
(6). Write-off of receivables from ex-shareholders of disposed business.
(7). One-off charges from expensing IPO expenditures as a result of termination of IPO process of Allyes.
(8).Settlement of disputed liabilities in previously disposed wireless business.

CONFERENCE CALL

The Company will host a conference call to discuss the fourth quarter and full year 2010 results at 8:00 p.m. U.S. Eastern Time on March 8, 2011 (5:00 p.m. U.S. Pacific Time on March 8, 2011 and 9:00 a.m. Beijing/Hong Kong Time on March 9, 2011). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1.800.510.0178, Hong Kong dial-in number +852.3002.1672, International dial-in number +1.617.614.3450; Pass code: 63154407.

A replay of the call will be available from March 8, 2011 11:00 pm until March 16, 2011 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 32587143. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle community media network, tracking the lifestyle of the consumers and using its media advertising platforms for residential communities, office buildings, shopping malls and movie theaters. Through its multi-platform digital media platforms, as of December 31, 2010, Focus Media’s digital out-of-home advertising network had approximately 213,000 LCD displays (including the LCD display network and in-store network) and approximately 336,000 advertising in-elevator poster and digital frames, installed in 184 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2010-12-31	2010-9-30
ASSETS
Current assets
Cash and cash equivalents	454,476	383,253
Held-to-maturity investments	137,551	116,100
Accounts receivable, net	157,329	165,235
Prepaid expenses and other current assets	53,352	31,632
Deposit paid for acquisition of subsidiaries	1,163	1,045
Rental deposits	46,614	45,543
Other current assets	1,820	1,984

Total current assets	852,305	744,792
Rental deposits, non-current	5,682	7,086
Equipment, net	68,887	68,302
Acquired intangible assets, net	24,162	27,895
Goodwill	425,335	415,014
Other long term assets	7,732	14,209
Total assets	1,384,103	1,277,298

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	16,589	19,333
Accrued expenses and other current liabilities	121,764	90,413
Income taxes payable	8,890	8,774
Amount due to Related parties	1,791	—
Deferred tax liabilities	23,628	11,850

Total current liabilities	172,662	130,370
Deferred tax liabilities, non-current	9,998	4,560

Total liabilities	182,660	134,930

Equity
Ordinary shares	34	33
Additional paid in capital	1,685,073	1,680,616
Subscription receivable	(91)	(980)
Accumulated deficit	(562,953)	(610,107)
Accumulated other comprehensive income	78,416	71,642

Total Focus Media equity	1,200,479	1,141,204
Noncontrolling interests	964	1,164

Total equity	1,201,443	1,142,368

Total liabilities and equity	1,384,103	1,277,298

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S Dollar in thousands, except earnings per ADS and ADS data)

	Three months ended			Twelve months ended

	2010-12-31	2010-9-30	2009-12-31	2010-12-31	2009-12-31
Revenues
LCD display network and other:	107,258	96,182	73,372	348,620	239,171
-LCD display network	101,455	91,654	70,660	328,592	229,424
-Movie theater network	5,803	4,528	2,712	20,028	9,747
In-store network	10,865	10,389	8,173	41,740	33,538
Poster frame network	43,554	35,496	29,310	134,086	108,526
Traditional outdoor billboard network	13,261	9,135	10,155	41,750	50,797

Total gross revenues	174,938	151,202	121,010	566,196	432,032
Less: Sales taxes	15,238	13,850	10,106	49,881	34,869

Total net revenue (note 1)	159,700	137,352	110,904	516,315	397,163

Cost of revenues
LCD display network and other:	24,094	22,551	16,805	81,362	82,820
-LCD display network	19,058	19,023	14,623	67,513	75,757
-Movie theater network	5,036	3,528	2,182	13,849	7,063
In-store network	6,094	5,997	2,388	23,432	24,170
Poster frame network	25,071	21,670	17,649	84,487	95,401
Traditional outdoor billboard network	9,870	7,069	8,368	32,409	38,682

Total cost of revenues	65,129	57,287	45,210	221,690	241,073

Gross profit	94,571	80,065	65,694	294,625	156,090

Operating expenses
General and administrative	16,763	24,942	32,362	79,760	88,833
Selling and marketing	29,927	24,474	19,138	103,722	79,787
Impairment loss	—	—	14,027	5,736	65,274
Other operating (income) expenses, net	(6,296)	(2,699)	(1,410)	(14,144)	13,641

Total operating expenses	40,394	46,717	64,117	175,074	247,535

Operating profit (loss)	54,177	33,348	1,577	119,551	(91,445)
Interest income	1,812	2,667	1,337	7,260	4,946
Other expense	—	—	—	1,288	—
Income (loss) from continuing operations before income taxes	55,989	36,015	2,914	125,523	(86,499)
Provision for income taxes	8,731	2,561	6,043	22,430	8,776

Net income (loss) from continuing operations	47,258	33,454	(3,129)	103,093	(95,275)
Net income (loss) from discontinued operations, net of tax	—	79,341	(53,541)	83,172	(114,459)

Net income (loss)	47,258	112,795	(56,670)	186,265	(209,734)
Less: Net income attributable to noncontrolling interests	104	58	324	1,991	3,524

Net income (loss) attributable to Focus Media	47,154	112,737	(56,994)	184,274	(213,258)

Net income (loss) from continuing operations per ADS
-basic	0.35	0.24	(0.02)	0.73	(0.73)
-diluted	0.33	0.23	(0.02)	0.70	(0.73)
Net income (loss) from discontinued operations per ADS
-basic	—	0.56	(0.40)	0.59	(0.88)
-diluted	—	0.54	(0.40)	0.57	(0.88)
Net income (loss) attributable to Focus Media per ADS
-basic	0.35	0.79	(0.42)	1.30	(1.64)

-diluted	0.33	0.76	(0.42)	1.26	(1.64)

ADS used in calculating basic income (loss) per ADS	135,679,003	141,944,371	134,562,342	141,569,314	129,735,639

ADS used in calculating diluted income (loss) per ADS	141,661,330	147,490,755	134,562,342	146,331,673	129,735,639

Note 1: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Twelve months ended
	2010-12-31	2010-9-30	2009-12-31	2010-12-31	2009-12-31
Gross revenues
LCD display network	101,455	91,654	70,660	328,592	229,424
Movie theater network	5,803	4,528	2,712	20,028	9,747
In-store network	10,865	10,389	8,173	41,740	33,538
Poster frame network	43,554	35,496	29,310	134,086	108,526
Traditional outdoor billboard network	13,261	9,135	10,155	41,750	50,797
Total gross revenues	174,938	151,202	121,010	566,196	432,032

Less: Sales taxes
LCD display network	9,397	8,755	6,539	30,950	20,625
Movie theater network	579	651	91	1,933	311
In-store network	1,026	981	784	3,963	3,192
Poster frame network	3,925	3,269	2,513	12,193	9,564
Traditional outdoor billboard network	311	194	179	842	1,177
Total sales tax	15,238	13,850	10,106	49,881	34,869

Net revenues
LCD display network	92,058	82,899	64,121	297,642	208,799
Movie theater network	5,224	3,877	2,621	18,095	9,436
In-store network	9,839	9,408	7,389	37,777	30,346
Poster frame network	39,629	32,227	26,797	121,893	98,962
Traditional outdoor billboard network	12,950	8,941	9,976	40,908	49,620
Total net revenues	159,700	137,352	110,904	516,315	397,163

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)
	Three months ended		Twelve months ended
	2010-12-31	2009-12-31	2010-12-31	2009-12-31
Operating activities:
Net income (loss)	47,258	(56,670)	186,265	(209,734)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expenses	(750)	5,140	455	29,076
Share-based compensation	6,795	39,040	45,592	66,503
Depreciation	6,478	7,933	28,270	35,450
Amortization of acquired intangible assets	4,548	4,672	17,606	27,279
Loss (profit) on disposal of subsidiaries and equity investment and other long-lived assets	—	39,111	(76,167)	67,526
Impairment charges for goodwill, acquired intangible assets and fixed assets	—	14,027	5,736	113,045
Impairment charges for certain other assets	—			40,319
Others	77	(1,906)	318
Net changes in current assets and current liabilities, net of effects of acquisitions	43,586	20,914	(22,853)	(8,741)

Net cash provided by operating activities	107,992	72,261	185,222	160,723

Investing activities:
Purchase of equipment and other long term assets	(7,092)	(987)	(18,693)	(10,655)
Payment paid to acquired subsidiaries	(13,881)	(19,301)	(40,186)	(92,412)
Proceeds received from the sale of short term investments	—	—	29,290	—
Proceeds used in investment in held-to-maturity investment	(21,450)	—	(137,551)	(28,391)
Proceeds received from disposal of fixed assets	162		471	196
Others	—	329	—	329
Disposal of subsidiaries	—	(9,328)	76,067	(27,316)
Net cash used in investing activities	(42,261)	(29,287)	(90,602)	(158,249)

Financing activities:
Cash used for share repurchase	—	—	(236,716)	—
Collection (payment) of deposit for share repurchase	—	—	(36)	—
Capital injection from minority shareholders	—	—	10,980	—
Proceeds from issuance of ordinary shares, net of issuance costs	784	142,437	3,171	144,499
Net cash provided by/(used in) financing activities	784	142,437	(222,601)	144,499

Effect of exchange rate changes	4,708	(359)	14,298	(1,730)

Net increase (decrease) in cash and cash equivalents	71,223	185,052	(113,683)	145,243
Cash and cash equivalents, beginning of period	383,253	383,107	568,159	422,916

Cash and cash equivalents, end of period	454,476	568,159	454,476	568,159

Supplemental disclosure of cash flow information:
Income taxes paid	4,238	2,787	32,031	12,965

Supplemental disclosure of non-cash investing activity:
Accrual for acquisition of subsidiaries	4,920	20,326	4,920	20,326